May 4, 2026

Xin Yang
Chief Financial Officer
J & Friends Holdings Ltd
Room 02/a, 7/F, AT Tower, 180 Electric Road
North Point, Hong Kong

       Re: J & Friends Holdings Ltd
           Registration Statement on Form F-3
           Filed April 27, 2026
           File No. 333-295334
Dear Xin Yang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Jie Zhang